# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FLAGSTAR FINANCIAL, INC., CIK 0000910073
CUSIP: 649445400
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 102 Duffy Avenue, Hicksville, New York (NY), 11801
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001905374
Persons authorized to receive notices and communications: William Barratt, Liberty 77 Capital L.P., 2099 Pennsylvania Ave NW, Washington, District Of Columbia (DC), 20006, 202-984-7070

## Reporting persons
- Liberty 77 Capital L.P. (CIK 0001905374): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,013,636; shared voting power 0; sole dispositive power 75,013,636; shared dispositive power 0; aggregate amount beneficially owned 75,013,636 (18.1% of the class)
- Liberty Strategic Capital (CEN) Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,013,636; shared voting power 0; sole dispositive power 75,013,636; shared dispositive power 0; aggregate amount beneficially owned 75,013,636 (18.1% of the class)
- Liberty 77 Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,013,636; shared voting power 0; sole dispositive power 75,013,636; shared dispositive power 0; aggregate amount beneficially owned 75,013,636 (18.1% of the class)
- Liberty Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,013,636; shared voting power 0; sole dispositive power 75,013,636; shared dispositive power 0; aggregate amount beneficially owned 75,013,636 (18.1% of the class)
- STM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,013,636; shared voting power 0; sole dispositive power 75,013,636; shared dispositive power 0; aggregate amount beneficially owned 75,013,636 (18.1% of the class)
- Steven T. Mnuchin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 75,013,636; shared voting power 0; sole dispositive power 75,013,636; shared dispositive power 0; aggregate amount beneficially owned 75,013,636 (18.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FLAGSTAR FINANCIAL, INC.
Address of issuer's principal executive offices: 102 Duffy Avenue, Hicksville, New York (NY), 11801
Comment: This Amendment No. 4 amends and supplements the Schedule 13D, originally filed on March 14, 2024, as amended through the date hereof (as so amended, the "Schedule 13D") and is being filed with the Securities and Exchange Commission (the "SEC") by the "Reporting Persons" identified herein relating to the Common Stock, par value U.S. $0.01 per share (the "Common Stock"), of Flagstar Financial, Inc., a Delaware corporation (the "Issuer") which was formerly known as New York Community Bancorp, Inc.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of:

(i) Liberty 77 Capital L.P. (the "Liberty Manager"), a Delaware limited partnership which is the investment manager of the Liberty Funds (defined in Item 5(d) below) and manager of the Liberty Purchaser;

(ii) Liberty Strategic Capital (CEN) Holdings, LLC (the "Liberty Purchaser"), a Delaware limited liability company;

(iii) Liberty 77 Capital Partners L.P. (the "Liberty Manager GP"), a Delaware limited partnership and the general partner of the Liberty Manager;

(iv) Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(v) STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the Liberty Purchaser;

(vi) Steven T. Mnuchin ("Secretary Mnuchin"), an individual and citizen of the United States and president of STM Partners LLC,

each person or entity listed in clauses (i) - (vi), a "Reporting Person" and, collectively, the "Reporting Persons."

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is filed as Exhibit 1 hereto.
Residence or business address: The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 24, 2025, as a part of an internal corporate reorganization, the Issuer and its wholly-owned bank subsidiary, Flagstar Bank, N.A. (the "Bank") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement that (i) immediately prior to the Merger, the Issuer will be converted into an interim federal savings association (the "Conversion"), (ii) the Issuer will merge with and into the Bank (the "Merger") and (iii) the Bank will continue as the surviving entity. Prior to effectuating the reorganization, the holders of the Issuer's common stock must approve and adopt the Merger Agreement and approve the Conversion (the "Reorganization Shareholder Approvals"). A special meeting to vote on the Reorganization Shareholder Approvals is scheduled for October 15, 2025 (the "Special Meeting").

In connection with the reorganization, the Issuer entered into a Voting and Support Agreement (the "Voting and Support Agreement") with the Liberty Purchaser. Pursuant to the Voting and Support Agreement, the Liberty Purchaser has agreed to vote in favor of (i) the Conversion, (ii) the Merger and (iii) vote against any action or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of, among other things, the Conversion and the Merger as described in the Issuer's Definitive Proxy Statement on Schedule 14A filed on August 22, 2025, at the Special Meeting.

The foregoing description of the Voting and Support Agreement is qualified in its entirety by the full text of the Voting and Support Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

As of the date of this Schedule 13D, the Reporting Persons are deemed to beneficially own 75,013,636 shares of Common Stock (representing approximately 18.1% of the Common Stock outstanding), of which 74,999,994 shares of Common Stock are held directly by the Liberty Purchaser, 100 shares are held directly by Steven T. Mnuchin, and 13,542 service-based restricted stock units were granted to Steven T. Mnuchin on January 29, 2025, and which amounts may all be deemed to be indirectly beneficially owned by the other Reporting Persons.

References to percentage ownership of the Common Stock in this Schedule 13D are based on 415,561,180 shares of Common Stock outstanding based on the information reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on August 22, 2025.

The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Shares indicated on such Reporting Person's cover page included herein.
Transactions in the class effected during the past sixty days: There have been no transactions in the Common Stock effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. (the "Liberty Funds") are the members of the Liberty Purchaser and, as such, have the right to receive dividends from, or the proceeds from the sale of, the securities that are reported in this Schedule 13D. Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds. Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 22, 2025, the Issuer and the Liberty Purchaser entered into the Voting and Support Agreement defined and described above in Item 4 and attached hereto as Exhibit 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement and Power of Attorney (previously filed on March 14, 2024).

Exhibit 2: Investment Agreement, dated March 7, 2024 (as amended on March 11, 2024), by and between New York Community Bancorp, Inc. and Liberty Strategic Capital (CEN) Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New York Community Bancorp, Inc. on March 14, 2024).

Exhibit 3: Registration Rights Agreement by and among New York Community Bancorp, Inc., Liberty Strategic Capital (CEN) Holdings, LLC and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by New York Community Bancorp, Inc. on March 14, 2024).

Exhibit 4: Voting and Support Agreement, dated as of August 22, 2025, by and among Flagstar Financial, Inc. and the Liberty Purchaser.

## Signatures
- Liberty 77 Capital L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (08/26/2025)
- Liberty Strategic Capital (CEN) Holdings, LLC: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (08/26/2025)
- Liberty 77 Capital Partners L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (08/26/2025)
- Liberty Capital L.L.C.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (08/26/2025)
- STM Partners LLC: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (08/26/2025)
- Steven T. Mnuchin: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (08/26/2025)